LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2001	jgorman@luselaw.com

April 18, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Christian Windsor

Re:	Bridge Bancorp, Inc.
Registration Statement on Form S-3 (File No. 333-210245)

Dear Mr. Windsor:

On behalf of Bridge Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting the Company’s responses to the comments provided in the Staff’s letter dated April 8, 2016 (the “Comment Letter”). The Company is also filing Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 (“Amendment No. 1”) to file changes made in response to the Comment Letter.

Description of the Securities

Description of Debt Securities

Terms of Each Series of Debt Securities Provided in the Prospectus Supplement, page 6

1.	We note your disclosure on page 6 that the terms of a series of debt securities to be offered may include convertibility of the debt securities into other securities of yours “or another issuer.” We further note that Section 301(18) in both the form of indenture governing the senior debt securities and the form of indenture governing the subordinated debt securities suggests that the debt securities may be convertible into, or exchangeable for, securities of an unaffiliated issuer. Please provide us with your analysis as to how you will register the offer of securities of an issuer other than Bridge Bancorp, Inc., or provide an analysis of the exemption you expect to rely on to offer securities that may settle in securities of another issuer. Also, please tell us what information you will provide about the third-party issuer and how you

Mr. Christian Windsor

April 18, 2016

concluded that the information would be sufficient. For guidance, see Section 203.03 of the Division’s Securities Act Sections Compliance and Disclosure Interpretations, available on our website, and the Morgan Stanley & Co., Incorporated No-Action Letter (June 24, 1996). Alternatively, if you do not wish to offer third-party securities underlying debt securities, please remove the reference from your prospectus.

Included in Amendment No. 1 is a revised prospectus with the reference to the possible issuance of debt securities that are convertible into securities of another issuer removed. We have also removed similar references in Section 3.01(18) of the Indenture for Senior Debt Securities and Section 3.01(18) of the Indenture for Subordinated Debt Securities.

Description of Depositary Shares, page 14

2.	We note that if you issue depositary shares, you will deposit fractional shares with a depositary. The depositary will then issue receipts which will entitle the security holder to a fractional interest in the deposited securities. Please tell us whether you believe the receipts themselves will be securities separate from the deposited securities. If the receipts are separate securities, please tell us who you believe is the issuer of those securities. If the issuer of the receipts will be an entity other than Bridge Bancorp, Inc., please tell us how that issuer will register the offer of the receipts.

If the Company issues depositary shares, it will first deposit whole shares of preferred stock with a depositary. The Company will then issue to the public receipts, which we call “depositary shares” or “depositary receipts,” which will represent a fractional interest in a share of a particular series of preferred stock.

We believe that the receipts will constitute separate securities and that the Company will be the issuer of those securities. The Company is registering these securities under this Form S-3, i.e. the Depositary Shares. We have revised the section of the Prospectus entitled “Description of Depositary Shares” to clarify that the depositary shares are separate securities from the preferred shares.

Exhibit 5.1

3.	Please have counsel revise opinion (3) on page 4 to state that the Depositary Shares, when sold, will be legally issued and will entitle their holders to the rights specified in the deposit agreement and the depositary receipts. For guidance, see Section II.B.1.d of Staff Legal Bulletin No. 19 (CF), available on our website.

Counsel’s opinion has been revised as requested.

Mr. Christian Windsor

April 18, 2016

4.	Refer to the last paragraph on page 4: “This opinion is being furnished to you solely for your benefit and may not be relied upon by any other person or for any other purpose….” It is inappropriate to place limits on the ability of purchasers of the securities covered by an opinion provided under Item 601(b)(5) of Regulation S-K to rely on the opinion with regard to the legality of the securities offered. In our view, this statement represents an inappropriate limitation on reliance, inasmuch as all purchasers of the securities to be offered will be entitled to rely on the opinion. Please file a revised opinion without this limitation. For guidance, see Section II.B.3.d of Staff Legal Bulletin No. 19.

Counsel’s opinion has been revised as requested.

*  *  *  *

We believe the foregoing is responsive to the Staff’s comments. Please acknowledge receipt of the enclosures by date-stamping and returning the enclosed copy of this letter. Please direct any comments or questions to the undersigned at (202) 274-2001.

Sincerely,

/s/ John J. Gorman
John J. Gorman

Enclosures

cc:	Kevin M. O’Connor, President and Chief Executive Officer, Bridge Bancorp, Inc. Alexandra Ledbetter, SEC Staff Attorney